UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549





Public Utility Holding Company Act of 1935
File No. 70-8345
Report For Period: October 1, 2000 to December 31, 2000



In the Matter of:

CENTRAL POWER AND LIGHT COMPANY
CENTRAL AND SOUTH WEST CORPORATION




This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Central Power and Light Company (CPL) a subsidiary of Central and South West Corporation (CSW). Under HCAR 35-26114 dated August 26, 1994, it is required that CPL file quarterly reports providing the following information with respect to the leasing of owned trains and railcars to nonaffiliates by CPL, Public Service Company of Oklahoma (PSO), Southwestern Electric Power Company (SWEPCO) and West Texas Utilities Company (WTU): 1) the period of time the railcars are leased, 2) the number of railcars leased, 3) the revenues earned, variable cost, and contribution to fixed cost by month from leasing railcars to nonaffiliates and 4) the average number of railcars owned during the period. This report covers the period October 1, 2000 through December 31, 2000.


The requested information for the reporting period October 1, 2000 through December 31, 2000, is as follows:


--------------------- -------------------- -------------------- ------------------- ----------------- -------------------
                              CPL                  PSO                SWEPCO              WTU               TOTAL

--------------------- -------------------- -------------------- ------------------- ----------------- -------------------
PERIOD OF TIME
RAILCARS ARE LEASED       12/6-12/31              None             None during        None during
TO  NON-AFFILIATES                               during              quarter            quarter
                                                 quarter
--------------------- -------------------- -------------------- ------------------- ----------------- -------------------
--------------------- -------------------- -------------------- ------------------- ----------------- -------------------
NUMBER OF RAILCARS
LEASED TO
NON-AFFILIATES                121                   0                   0                  0                 121


--------------------- -------------------- -------------------- ------------------- ----------------- -------------------
--------------------- -------------------- -------------------- ------------------- ----------------- -------------------
REVENUE                    $19,3600                $0                   $0                 $0              $19,3600

--------------------- -------------------- -------------------- ------------------- ----------------- -------------------
--------------------- -------------------- -------------------- ------------------- ----------------- -------------------
VARIABLE COST               $7,437                 $0                   $0                 $0               $7,437

--------------------- -------------------- -------------------- ------------------- ----------------- -------------------
--------------------- -------------------- -------------------- ------------------- ----------------- -------------------
CONTRIBUTION                $11,923                $0                   $0                 $0              $11,923
TO FIXED COST
--------------------- -------------------- -------------------- ------------------- ----------------- -------------------
--------------------- -------------------- -------------------- ------------------- ----------------- -------------------
AVERAGE NUMBER OF
RAILCARS OWNED                485                  754                1,789                0                3,028


--------------------- -------------------- -------------------- ------------------- ----------------- -------------------



                                                 S I G N A T U R E


As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Central Power and Light Company has duly caused this report to be signed on its behalf on this 26th day of February, 2001.

                                          Central Power and Light Company

                                                /s/    Armando Pena
                                                       Armando Pena
                                                       Treasurer